

24000657

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13079

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2023**　AND ENDING **12/31/2023**

　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM:　　**Smith, Brown & Groover, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer　　☐ Security-based swap dealer　　☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4001 Vineville Avenue

(No. and Street)

Macon　　　　　　　**Georgia**　　　　　　　**31210**

(City)　　　　　　　　　　(State)　　　　　　　　(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Holli C. Edwards　　　**478-474-7004**　　　**holli@sbgwealth.com**

(Name)　　　　　　　(Area Code – Telephone Number)　　　(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

AGL CPA Group, LLC

(Name – if individual, state last, first, and middle name)

1870 Bufford Hwy, Ste. 100 Duluth　　　　　**GA**　　　**30097**

(Address)　　　　　　　　　　(City)　　　　　　(State)　　(Zip Code)

05/19/2009　　　　　　　　　　　　　　　　**3488**

(Date of Registration with PCAOB)(if applicable)　　(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SBG

SMITH, BROWN
AND GROOVER, INC.
WEALTH MANAGEMENT

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2023

OATH OR AFFIRMATION

I, Raymond H. Smith, Jr. , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Smith, Brown & Groover, Inc , as of 12/31 , 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public

Signature:

Title: President

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☑ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☑ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CONTENTS



AGL CPA Group, LLC
Service + Expertise = Value
1870 Buford Highway, Ste. 100
Duluth, GA 30097
http://aglcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Smith, Brown & Groover, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of Smith, Brown & Groover, Inc. as of December 31, 2023, the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Smith, Brown & Groover, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of Smith, Brown & Groover, Inc.'s management. Our responsibility is to express an opinion on Smith, Brown & Groover, Inc.'s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Smith, Brown & Groover, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, the Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Reconciliation with Company's Computations (collectively, the "Schedules") has been subjected to audit procedures performed in conjunction with the audit of Smith, Brown & Groover, Inc.'s consolidated financial statements. The supplemental information is the responsibility of Smith, Brown & Groover, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules are fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

AGL CPA Group, LLC

We have served as Smith, Brown & Groover, Inc.'s auditor since 2016.

Duluth, Georgia
February 26, 2024

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2023

ASSETS

Cash	$	813,895
Cash in segregated accounts		101,908
Cash - clearing service escrow deposit		56,141
Securities owned, at fair value		1,093,272
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $288,641		235,183
Finance right-of-use asset		22,632
Prepaid expenses		41,631
Income tax refund receivable		104,854
Commissions receivable		9,492
Note receivable from Stockholder		78,500
Receivable from clearing broker		4,009
Employee advances		42,001
Fees receivable		300,000
Total assets	**$**	**2,903,518**

LIABILITIES

Accounts payable, accrued expenses and other liabilities	$	145,206
Deferred tax liability		20,944
Finance lease liability		29,841
Contingent liability		300,000
Total liabilities		**495,991**

STOCKHOLDER'S EQUITY

Common stock, $100 par value, 500 shares authorized, 260 shares issued	26,000
Retained earnings	2,384,196
	2,410,196
Cost of 1 share of common stock held by the Company	(2,669)
Total stockholder's equity	**2,407,527**
Total liabilities and stockholder's equity	**$ 2,903,518**

The accompanying notes are an integral
part of these financial statements.

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF INCOME

For the Year Ended December 31, 2023

REVENUES	
Revenue from sale of investment company shares	$ 1,905,261
Securities commissions	6,702
Investment advisory fees	1,828,119
Net trading income (loss)	40,376
Interest	10,316
Margin interest	1,149
Other revenue related to securities business	2,851
Gain on disposal of assets	213,002
Total revenues	4,007,776
EXPENSES	
Compensation and benefits	2,422,571
Occupancy and equipment costs	186,288
Exchange, clearance fees and expenses	164,433
Other	414,366
Regulatory fees and expenses	121,663
Communications	121,984
Losses in error account and loss contingency	252,818
Data processing costs	55,364
Total expenses	3,739,487
INCOME (LOSS) BEFORE INCOME TAX PROVISION	268,289
PROVISION FOR INCOME TAXES	
Deferred income tax benefit	88,800
Current income tax provision	40,146
	128,946
NET INCOME (LOSS)	$ 139,343

The accompanying notes are an integral
part of these financial statements.

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2023

	Common Stock		Retained Earnings	Treasury Stock		Total	
	Shares	Amount					
Balances at January 1, 2023	260	$ 26,000	$2,244,853	$	(2,669)	$	2,268,184
Net income	-	-	139,343		-		139,343
Balances at December 31, 2023	260	$ 26,000	$2,384,196	$	(2,669)	$	2,407,527

The accompanying notes are an integral
part of these financial statements.

4

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$ 139,343
Adjustments to reconcile net income to	
net cash provided by operating activities:	
Depreciation	79,890
Amortization of ROU asset	11,744
Gain on disposal of assets	(213,004)
(Increase) decrease in:	
Securities owned, net	(668,998)
Prepaid expenses and income taxes	4,751
Income tax refunds receivable	105,146
Commissions receivable	(5,997)
Receivable from clearing broker	(773)
Fees receivable	(30,000)
Deferred tax benefit	67,856
Employee advances	75,552
Increase (decrease) in:	
Payable to customers	(7,134)
Accounts payable and other liabilities	34,727
Contigent liabilty	225,000
Deferred tax liability	20,944
Net cash used by operating activities	(160,953)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of fixtures and leasehold improvements	(212,993)
Proceeds from sale of asset	355,401
Loan to shareholder, net	48,054
Net cash provided by investing activities	190,462

The accompanying notes are an integral
part of these financial statements.

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS
(Continued)

For the Year Ended December 31, 2023

CASH FLOWS FROM FINANCING ACTIVITIES		
Reduction of finance lease liability	$	(15,440)
Net cash used by financing activities		(15,440)
NET INCREASE IN CASH		14,069
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, beginning		957,875
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, ending	$	971,944
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Interest paid	$	1,831
Income taxes paid	$	194,000
Non-cash investing and financing activities - obtained a right-of-use asset in exchange for a lease liability	$	18,536

The accompanying notes are an integral
part of these financial statements.

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

Smith, Brown & Groover, Inc. is a securities broker-dealer registered with the SEC and a member of FINRA. The Company's principal products and services are stocks, bonds, mutual funds, insurance, and annuities. The Company's customers are primarily individuals in the middle Georgia area. The subsidiary, SBG Transportation, LLC, is wholly-owned by Smith, Brown & Groover, Inc. and was formed December 8, 2017, to provide travel services to Smith, Brown & Groover, Inc.

2. SIGNIFICANT ACCOUNTING POLICIES

Consolidated Financial Statements

The consolidated financial statements include the accounts of Smith, Brown & Groover, Inc. and its wholly-owned subsidiary, SBG Transportation, LLC. The consolidated entities are referred to as the "Company" throughout these notes. All significant inter-company transactions have been eliminated.

Securities Owned

Proprietary securities (trading securities) transactions in regular-way trades are recorded on the trade-date, as if they had settled at cost. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

All securities are classified as trading securities and are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) ASC 820, *Fair Value Measurements and Disclosures*. As a result, unrealized gains and losses resulting from the difference between fair value and acquisition costs are recorded in the statement of income.

Net Trading Income (Loss)

Securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Net trading income (loss) comprises gains less losses related to trading assets and liabilities and includes all realized and unrealized gains and losses.

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur and adjusted annually to trade-date basis if materially different from settlement-date basis. Fees for 12b-1 fees received from mutual funds are recorded in the period earned.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Depreciation and Amortization

The Company capitalizes property with a cost of at least $1,000 and a useful life of more than one year. Furniture, equipment, and automobiles are depreciated over a period of five to ten years using the straight-line depreciation method. Leasehold improvements are amortized over the economic useful life of the improvement. Depreciation and amortization expense for the year totaled $79,890.

Clearing Broker

The Company clears most of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The receivable from the clearing broker represents commissions receivable from the clearing broker in excess of clearing and administrative fees due to the clearing broker.

Statement of Cash Flows

For the purpose of reporting cash flows, cash and cash equivalents include operating cash in bank accounts and cash segregated and held in escrow under SEC rules. Money market funds held in the investment account are treated as investments.

Current Expected Credit Losses (CECL)

Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments — Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Current Expected Credit Losses (CECL) (continued)

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense.

Receivables from broker-dealers and clearing organizations. The Company's receivables from broker-dealers and clearing organizations include commissions receivable from unsettled trades, amounts receivable for securities failed to deliver, accrued interest receivables and fees receivable from sale of investment company shares. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Advertising

The Company expenses the cost of advertising the first time the advertising activity takes place. Advertising expenses total $83,353 for the year ended December 31, 2023.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between tax and book depreciation of property and equipment, the basis of marketable securities, and the deductibility of net operating, capital and contingent losses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues, and expenses during the reporting period. Actual results could differ from those estimates.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized.

The Company has elected to not recognize right-of-use assets or lease liabilities for short term leases of all asset classes and recognizes short term leases on a straight-line basis over the lease term. The Company did not elect the practical expedient to use hindsight when determining lease term. The Company made an accounting policy election by class of underlying asset to account for each separate lease component of a contract and its associated non-lease components as a single lease component.

3. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, we as a broker-dealer carrying client accounts, are subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of clients. As of December 31, 2023, cash of $75,000 is segregated in a reserve account.

As of December 31, 2023, cash of $26,908 representing customer funds are also segregated in accordance with Securities and Exchange Commission rules.

4. FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market, the most advantageous market. Valuation techniques that

4.   FAIR VALUE MEASUREMENT (continued)

are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:
- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, whether directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following presents the fair value of the Company's assets measured on a recurring basis as of December 31, 2023:

	Fair Value	Level 1
Money market funds	$ 1,093,272	1,093,272

Total marketable securities at cost were $1,093,272 during the year ended December 31, 2023. There were no Level 2 or 3 inputs as of December 31, 2023. There were no liabilities requiring fair market value measurement.

5.   PROPERTY AND EQUIPMENT

Property and equipment consisted of the following, at cost:

Office furniture and equipment	$ 153,393
Leasehold improvements	87,730
Automobiles	282,701
	523,824
Less accumulated depreciation	(288,641)
	$ 235,183

6. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, we are subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. As a member of FINRA, we are subject to the rules of FINRA, whose capital requirements are substantially the same as Rule 15c3-1. Rule 15c3-1 requires that aggregate indebtedness, as defined, not exceed 15 times net capital, as defined. FINRA may require a member firm to reduce its business if its net capital is less than four percent of aggregate debit items and may prohibit a member firm from expanding its business and declaring cash dividends if its net capital is less than five percent of aggregate debit items. At December 31, 2023, the Company had net capital, as defined by Rule 15c3-1 of $1,560,544, which is $1,310,544 above its required net capital of $250,000. The Company's net capital ratio was .30 to 1.

7. LOANS

The Company has a $400,000 line of credit with Cadence Bank, with interest accrued on the outstanding balance at the prime rate. The line is renewable annually in August and is guaranteed by the stockholder. At December 31, 2023, there was no debt outstanding.

8. EMPLOYEE BENEFITS

The Company has a 401k safe harbor matching plan in which all employees age 21 and over with one year of service are eligible to participate. The Company matches up to 4% of eligible compensation. Employer matching contributions totaled $56,454.

9. RELATED PARTY TRANSACTIONS

Lease

The Company leases office and storage space from the stockholder. Rent is $12,000 per month for a term of one year beginning January 01, 2023, and ending on December 31, 2023. The lease can be terminated by either party with a 30 day notice. Total rent paid under the lease was $144,000 for the year ended December 31, 2023.

Note Receivable

The shareholder note is renewable annually and bears interest at the rate of 3.25% per annum. Interest on the note is due on or before December 31 of each year.

10.   INCOME TAXES

The components of the provision for income taxes at December 31, 2023 is as follows:

Current expense:		
Federal	$	30,768
State		9,378
		40,146
Deferred expense (benefit):		
Federal		69,603
State		19,197
		88,800
Total income tax provision	$	128,946

The net deferred tax asset in the accompanying statement of financial condition includes the following amounts of deferred tax assets and liabilities:

Deferred tax liabilities	$	(20,944)
Deferred tax assets		-
Net deferred tax liabilities	$	(20,944)

The deferred tax asset (liability) results from the timing differences in the recognition of revenues and expenses for income tax and financial reporting purposes. The source of this difference is between the tax and book basis of depreciable property which generate a deferred tax liability.

The Company has a capital loss carryforward generated in 2018 of $115,215 of which, $44,400 was used in 2023. A valuation allowance of $62,215 was recognized when computing the deferred tax asset in 2022. The carryover remaining balance of $70,815 expired in 2023. The Company generated a 2022 net operating loss for federal and state of $395,004 and $392,379, respectively, and both were used in 2023 to reduce taxable income.

The Company's provision for 2023 income taxes differs from applying the statutory U. S. income tax rate to income before income taxes. The primary differences result from a provision for state income taxes, federal tax depreciation deduction that is less than book depreciation expense, and a loss contingency that is not deductible for tax purposes until realized. Income tax expense computed from applying federal statutory rates to pretax income is $0.

10.   INCOME TAXES (continued)

Under the provisions of FASB ASC 740-10-25, the company must recognize the tax benefit associated with uncertain tax positions taken for tax purposes when it is more likely than not the position will be sustained under review by the Internal Revenue Service (IRS). The Company does not believe there are any uncertain tax positions and, accordingly, it has not recognized any liability for unrecognized tax benefits.

11.   LEASES

The Company has elected not to apply the recognition requirements of Topic 842 to short-term leases and has no operating leases with a term greater than 12 months.

The Company entered into five-year finance leases for new copiers in March of 2019 and April of 2021. The Company entered into a three-year finance lease for computer equipment in March 2023. The present value of $22,582, $29,038, and $18,536, respectively, for the leases is recognized as finance right-of-use assets with a related finance lease liability in the consolidated statement of financial condition. A lease incentive of $13,000 was realized as a reduction to the 2021 right-of-use asset at inception. The asset is presented net of $34,524 accumulated depreciation and depreciation of $12,268 is included in depreciation expense for the year ended December 31, 2023.

Future payments due under the finance lease as of December 31, 2023, are as follows:

Due in

2024	$	14,369
2025		13,510
2026		3,765
		31,644
Less effects of discounting		(1,803)
Lease liability recognized	$	29,841

As of December 31, 2023, the weighted average remaining lease term is 2.41 years and the weighted average discount rate is 5.73%. The discount rate used is the incremental borrowing rate since there was no access to the rate implicit in the lease.

12. CONCENTRATIONS

The Company has diversified its credit risk for cash by maintaining deposits in three banks. Accounts at each institution are insured up to $250,000 by the Federal Deposit Insurance Corporation (FDIC). Balances on deposit in excess of FDIC insurance were $369,729 as of December 31, 2023. Cash held in brokerage accounts is fully protected by the Securities Investor Protection Corporation.

The Company derived 10% of its total revenue from the sale of mutual funds and mutual fund dealer commissions and 37% of its total revenue from the sale of annuities during the year ended December 31, 2023. The Company received 82% of its commissions from annuity sales from three issuers.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

13. RISKS AND UNCERTAINTIES

The consequences of a substantial decline in the financial markets could have a significant impact on the securities owned by the Company and on the Company's performance.

14. CONTINGENT LIABILITY

The Company at times may be subject to various claims, government regulations and fines, and legal proceedings covering a wide range of matters that arise in the ordinary course of its business. Management has estimated a contingent liability of $300,000 as of December 31, 2023, to resolve any current legal or regulatory claims and proceedings based on its current assessment of such issues. Upon resolution of these matters, the amount could vary significantly from such estimates.

15. SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through February 26, 2024, the date upon which the Company's financial statements were available for issue. The Company has not evaluated subsequent events after this date.



AGL CPA Group, LLC
Service + Expertise = Value
1870 Buford Highway, Ste. 100
Duluth, GA 30097
http://aglcpa.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY
SCHEDULE OF EXPENSES

To the Board of Directors of
Smith, Brown & Groover, Inc.

We have audited the financial statements of Smith, Brown & Groover, Inc. as of and for the year ended December 31, 2023, and our report thereon dated February 16, 2024, which expressed an unmodified opinion on those financial statements, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The Schedule of Expenses is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

AGL CPA Group, LLC

Duluth, Georgia
February 26, 2024

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

SUPPLEMENTARY SCHEDULE OF EXPENSES

For the Year Ended December 31, 2023

COMPENSATION AND BENEFITS	
Commissions to registered representatives	$ 601,404
Stockholder's compensation	722,225
Clerical salaries	847,428
Temporary labor	8,640
Insurance - employee benefits	110,378
Payroll taxes	74,392
Profit sharing plan expense	58,104
	2,422,571
OCCUPANCY AND EQUIPMENT COST	
Rent	144,000
Building insurance	2,392
Utilities	38,613
Equipment rental	1,283
	186,288
EXCHANGE, CLEARANCE FEES AND EXPENSES	
Exchange fees	2,976
Clearing broker administrative fees	50,073
Clearance fees	111,384
	164,433
OTHER	
Automobile expense	4,598
Dues and subscriptions	2,124
Depreciation	70,409
Interest	1,831
Repairs and maintenance	33,235
Office miscellaneous	30,750
Meals and entertainment	13,889
Conference and travel	38,966
Consulting and legal	217,175
Dues, fees and assessments	1,389
	414,366

REGULATORY FEES AND EXPENSES

Professional fees	$	54,602
Insurance - errors and ommissions		12,031
Insurance and bond - required		4,847
Taxes, licenses, and fees		50,183
		121,663

COMMUNICATIONS

Office supplies	16,402
Telephone	1,962
Postage	12,461
Advertising and marketing	91,159
	121,984

LOSSES IN ERROR ACCOUNT

Errors and omissions	27,818
Loss contingency	225,000
	252,818

DATA PROCESSING COSTS

Computer software service and maintenance fees		55,364
	$	3,739,487

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2023

NET CAPITAL

Total stockholder's equity from statement of financial condition	$	2,407,527
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		2,407,527
Add:		
Other (deductions) or allowable credits		-
Total capital		2,407,527
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net		257,815
Employee loans, uncollateralized		120,500
Prepaid expenses		41,631
Income tax refund claim		104,854
Commissions and fees receivable		300,318
Total deductions and/or charges		825,118
Net capital before haircuts on securities positions		1,582,409
Haircuts on securities:		
Trading and investment securities		
Other securities		21,865
Total haircuts on securities		21,865
Net capital	$	1,560,544

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

SCHEDULE I (continued)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2023

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT (continued)

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	31,670
Minimum dollar net capital requirement of reporting broker	$	250,000
Net capital requirement (greater of the above)	$	250,000
Excess net capital	$	1,310,544
Net capital less the greater of 10% of AI or 120% of minimum net capital	$	1,260,544

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition		475,047
Total aggregate indebtedness	$	475,047
Percentage of aggregate indebtedness to net capital		30.44%

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2023

CREDIT BALANCES:		
Free and other credit balances in customers' security accounts	$	-
DEBIT BALANCES:		
Debit balances in customers' cash and margin accounts	$	-
RESERVE COMPUTATION:		
Excess of total credits over total debits	$	-
105% of total credits over total debits	$	-
Amount held on deposit in Reserve Bank Account		75,000
Required deposit	$	-

21

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2023

State the market value and the number of items of:

1. Customers' fully paid securities and excess margin securities not in respondent's possession or control as of the report date (for which instructions were issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).

    $ 0

    Number of items   0

2. Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags resulting from normal business operations" as permitted under Rule 15c3-3.

    $ 0

    Number of items   0

3. Possession and control procedures have been tested and are functioning as required by Rule 15c3-3. (Y or N)

    X   Yes
    ____ No

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

SCHEDULE IV
RECONCILIATION WITH COMPANY'S COMPUTATIONS

December 31, 2023

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 1,560,544
Decrease in nonallowable assets from closing adjustments	-
Net increase (decrease) in income and equity from closing adjustments	-
	-
Net capital per audited Schedule I	$ 1,560,544

There were no differences between the Company's computation of reserve requirements and the audited computation of reserve requirements under Rule 15c3-3.



AGL CPA Group, LLC
Service + Expertise = Value
1870 Buford Highway, Ste. 100
Duluth, GA 30097
http://aglcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

Board of Directors of Smith, Brown & Groover, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of Smith, Brown & Groover, Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

AGL CPA Group, LLC

Duluth, Georgia

February 26, 2024

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:	
MEMBER NAME	*SEC No.*
SMITH BROWN & GROOVER INC	8-13079
For the fiscal period beginning 1/1/2023 and ending 12/31/2023	

1   Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030) $ 4,007,776.00

2   Additions:

   a Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

   b Net loss from principal transactions in securities in trading accounts.

   c Net loss from principal transactions in commodities in trading accounts.

   d Interest and dividend expense deducted in determining item 1.

   e Net loss from management of or participation in the underwriting or distribution of securities.

   f Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.

   g Net loss from securities in investment accounts.

   h Add lines 2a through 2g. This is your **total additions**. $ 0.00

3   Add lines 1 and 2h $ 4,007,776.00

4   Deductions:

   a Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. $ 1,908,988.00

   b Revenues from commodity transactions.

   c Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. $ 111,384.00

   d Reimbursements for postage in connection with proxy solicitations.

   e Net gain from securities in investment accounts. $ 40,376.00

   f 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

   g Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). $ 83,353.00

   h Other revenue not related either directly or indirectly to the securities business.

   Deductions in excess of $100,000 require documentation

5   **a** Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income

   b 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960) $ 459.00

   c Enter the greater of line 5a or 5b $ 459.00

6   Add lines 4a through 4h and 5c. This is your **total deductions**. $ 2,144,560.00

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.		$ 1,863,216.00
8	Multiply line 7 by .0015. This is your **General Assessment**.		$ 2,794.00
9	Current overpayment/credit balance, if any		$ 346.00
10	General assessment from last filed 2023 SIPC-6 or 6A	$ 1,266.00	
11 a	Overpayment(s) applied on all 2023 SIPC-6 and 6A(s)	$ 346.00	
b	Any other overpayments applied	$ 0.00	
c	All payments applied for 2023 SIPC-6 and 6A(s)	$ 920.00	
d	Add lines 11a through 11c	$ 1,266.00	
12	**LESSER** of line 10 or 11d.		$ 1,266.00
13 a	Amount from line 8	$ 2,794.00	
b	Amount from line 9	$ 346.00	
c	Amount from line 12	$ 1,266.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.		$ 1,182.00
14	Interest (see instructions) for 0 days late at 20% per annum		$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.		$ 1,182.00
16	Overpayment/credit carried forward (if applicable)		$ 0.00

SEC No. 8-13079	*Designated Examining Authority* DEA: FINRA	*FYE* 2023	*Month* Dec
MEMBER NAME *MAILING ADDRESS*	SMITH BROWN & GROOVER INC 4001 VINEVILLE AVENUE MACON, GA 31210 UNITED STATES		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

SMITH BROWN & GROOVER INC	Holli C. Edwards
(Name of SIPC Member)	(Authorized Signatory)
2/12/2024	holli@sbgwealth.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.



AGL CPA Group, LLC
Service + Expertise = Value
1870 Buford Highway, Ste. 100
Duluth, GA 30097
http://aglcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Smith, Brown & Groover, Inc.

We have examined Smith, Brown & Groover, Inc.'s statements, included in the accompanying Compliance Report, that (1) Smith, Brown & Groover, Inc.'s internal control over compliance was effective during the most recent fiscal year ended December 31, 2023; (2) Smith, Brown & Groover, Inc.'s internal control over compliance was effective as of December 31, 2023; (3) Smith, Brown & Groover, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2023; and (4) the information used to state that Smith, Brown & Groover, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from Smith, Brown & Groover, Inc.'s books and records. Smith, Brown & Groover, Inc.'s management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Smith, Brown & Groover, Inc. with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or NASD Rule 2340 of the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of Smith, Brown & Groover, Inc. will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Smith, Brown & Groover, Inc.'s statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Smith, Brown & Groover, Inc.'s internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2023; Smith, Brown & Groover, Inc. complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2023; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2023 was derived from Smith, Brown & Groover, Inc.'s books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Smith, Brown & Groover, Inc.'s compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Smith, Brown & Groover, Inc.'s books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Smith, Brown & Groover, Inc.'s statements referred to above are fairly stated, in all material respects.

AGL CPA Group, LLC

Duluth, Georgia
February 26, 2024



SMITH, BROWN AND GROOVER, INC.
4001 VINEVILLE AVENUE
MACON, GEORGIA 31210
TELEPHONE (478) 474-7004
FAX (478) 474-8114
1-800-474-7004

Smith Brown & Groover, Inc.'s Compliance Report

Smith, Brown & Groover, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2023;

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2023;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2023; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

I, Raymond H. Smith, Jr., or affirm that, to my best knowledge and belief, this Compliance Report is true and correct.

President
February 26, 2024